Liquid Reveals New Ancient Aliens Episode Among Plans to Leverage $6.7 -Billion Cloud Gaming Market

Chairperson’s Quarterly Review

Vancouver, BC – April 24, 2019 – Liquid Media Group Ltd. (Nasdaq: YVR) ("Liquid" or the "Company"), delivered a quarterly update for shareholders today, April 24, 2019.

Dear Shareholders of Liquid Media Group,

Industry leaders across entertainment, tech and telco – including Disney, Apple, Google and Verizon – are investing heavily to deliver their vision of the future of entertainment, and all agree the future is cloud-based. In the same way that streaming is disrupting the filmed entertainment status quo, the paradigm shift happening inside the gaming industry will create a once-in-a-lifetime opportunity for well-positioned companies. Liquid has been preparing itself for this moment for the last two years – investing in gaming assets, intellectual property and talent – to ensure it is fully prepared to leverage this moment.

The demand for content is at an all-time high, with the newly announced cloud gaming services Google Stadia and Apple Arcade along with streaming film and TV via Disney+ and WarnerMedia slated to come online within the next year. We believe that demand will continue to grow at an astronomical pace. Simultaneously, the convergence of media and the shift to the cloud continues to reshape the industry, re-centering it around creators, providing ever more opportunity for storytellers across industries. It is an exciting time to be your Chairman.

Key Achievements

In the quarter, Liquid accomplished the following milestones:

  Following a deal with A+E Networks, Liquid is now the official host, developer, publisher and operator of the popular story-driven Ancient Aliens: The Game across iOS, Google Play and Facebook. Ancient Aliens has over 1 million installs on Android alone, complemented by a combined social footprint of over 2.5 million Facebook fans, Twitter followers and email subscribers.

  Liquid acquired Open NuAge, a game-changing cloud-based platform. Offering a variety of solutions to developers, publishers and gamers – including software (SaaS), platform (PaaS) and infrastructure as a service (IaaS) – the Open NuAge platform makes cloud gaming easier and faster.

  Liquid closed a round of oversubscribed financing with gross proceeds totaling US$2,677,750, representing a 33% increase over the originally announced offering.

Industry Outlook

The media landscape is moving to the cloud. Coming out of the Game Developers Conference, tech industry leaders including Google, Apple and Microsoft announced far-reaching investments into the sector.

Looking forward, we see development, IT infrastructure, data storage, sales, marketing, user engagement and community all moving to the cloud. At the same time, Zion Market Research is predicting the cloud gaming market will increase from $802 million in 2017 to a projected $6.7 billion in 2026.

Growth Strategies

Leading with Ancient Aliens: The Game, Liquid is working to expand playability by introducing a new episode to the title.

We continue to develop and expand Liquid’s gaming portfolio, with Coba: Tale of the Moon slated to be our first original content release. At the same time, we continue to develop our current slate of titles and identify new IP in the marketplace.

Furthering our mission to move and streamline content production to the cloud, Open NuAge gives our gaming division exponential growth potential in the cloud-based gaming space. By offering three distinct and complementary modules – SaaS, PaaS and IaaS – Liquid sees tremendous potential for growth in the gaming sector.

On behalf of the Board of Directors,

Joshua Jackson, Chairman

About Liquid Media Group Ltd.

Liquid is an entertainment company with a strong portfolio of content IP across creative industries, from video games to film and digital streaming services. Liquid is building the leading community for creative professionals, empowering storytellers to develop, produce, and distribute across channels and platforms. Learn more at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements relating to the Company fulfilling its growth strategies and the continued growth of the cloud based gaming sector. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.